Exhibit 99.1

SGOCO Group, Ltd. Announces Increase In Its Authorized Share Capital and Authorized Ordinary Shares

Hong Kong, August 19, 2016 /PRNewswire/ -- SGOCO Group, Ltd. (Nasdaq: SGOC) ("SGOCO" or the "Company"), a company focused on product design, distribution and brand development in the Chinese display and computer product market as well as energy saving products and services, today announced the Company has effected an increase in its authorized share capital and authorized ordinary shares by shareholders’ resolution at the Company’s annual shareholders meeting held on August 10, 2016.

The shareholders of the Company approved an increase in the authorized share capital of the Company from US$49,000 divided into 12,500,000 ordinary shares of par value US$0.004 and 1,000,000 preferred shares of par value US$0.001 each to US$201,000 by the creation of 37,500,000 ordinary shares of par value US$0.004 each such that the share capital of the Company shall be divided into 50,000,000 ordinary shares of par value US$0.004 and 1,000,000 preferred shares of par value US$0.001, at an Annual General Meeting held on August 10, 2016.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese display and computer product market as well as energy saving products and services. SGOCO sells its products and services in the Chinese market and abroad. For more information about SGOCO, please visit our investor relations website:

http://www.sgocogroup.com

For investor and media inquiries, please contact:
SGOCO Group, Ltd.
Tony Zhong
Vice President of Finance
Tel: +852 3610 7777

Email: ir@sgoco.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.